

November 3, 2010

Brook Cross
President
Bristol Acquisitions Corp.
2005 Merrick Road, Suite 326
Merrick, New York 11566

> **Re:** **Bristol Acquisitions Corp.**
> **Form 10/A**
> **Filed October 18, 2010**
> **File No. 000-54144**

Dear Mr. Cross:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934, even if we have not completed the review process of your filing. If you do not wish to incur those obligations until all of the following issues are resolved, you should withdraw your registration statement and resubmit a new registration statement when you have revised your document.

Risk Factors

<u>We cannot assure you that following a business combination with an operating business, the
Common Stock will be listed on NASDAQ or any other securities exchange, page 8</u>

2. Please clarify here that there is no guarantee that anyone will act as a market maker for
your stock, and that without a market maker you will not be able to obtain listing on the
OTCBB and your liquidity will be significantly limited.

Directors and Executive Officers, page 14

3. Please describe the circumstances leading to Brampton Crest International's judgment
against Blackpool and provide the basis for your determination that disclosure is not
necessary pursuant to Item 401(f) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
the Commission or any person under the federal securities laws of the United States.

Please contact Michael Rosenthall at 202-551-3674 or Suzanne Hayes at 202-551-3675
with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director